EXHIBIT 12.1

	Six months ended June 30,	Years ended December 31,
	2018	2017 [4]	2016 [4]	2015 [4]	2014 [4]	2013 [4]
Earnings [1]
Income from continuing operations before income taxes	$210.0	$876.0	$830.2	$762.2	$720.7	$468.0

Fixed charges [2]
Interest expense	46.0	90.8	90.6	85.8	84.9	122.7
Interest factor of net operating rents [3]	89.4	175.9	170.4	162.4	170.0	173.3
Total fixed charges	135.4	266.7	261.0	248.2	254.9	296.0

Earnings, as adjusted	$345.4	$1,142.7	$1,091.2	$1,010.4	$975.6	$764.0

Ratio of earnings to fixed charges	2.6	4.3	4.2	4.1	3.8	2.6

1	Earnings consist of income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net loss attributable to noncontrolling interests.

2
Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

3	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.

4	Not adjusted to reflect the application of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, to periods prior to the six months ended June 30, 2018.